UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41647

Ohmyhome Limited

(Exact name of registrant as specified in its charter)

1 Kampong Ampat

#08-11 One KA MacPherson

Singapore 368314

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On August 20, 2026, Ohmyhome Limited (the “Company”) held the Company’s Extraordinary General Meeting of the Shareholders (the “Meeting”) at 10:00 a.m. local time at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314. Three items of business were acted upon by the Company’s shareholders at the Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1:

It is resolved, as an ordinary resolution that:

A.	the consolidation of the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) on a 50 for 1 basis (the “Share Consolidation”), with effect from the date of passing this resolution, pursuant to which every 50 Shares of par value US$0.0000001 each be consolidated into one Share of par value US$0.000005, such consolidated Shares to have the same rights and be subject to the same restrictions (save as to par value) as the existing Shares as set out in the Company’s current memorandum and articles of association;

B.	the corresponding change to the authorised share capital of the Company from US$1,000,000,000,000 divided into (a) 9,000,000,000,000,000,000 Class A ordinary shares with a par value of US$0.0000001 each and (b) 1,000,000,000,000,000,000 Class B ordinary shares with a par value of US$0.0000001 each to US$1,000,000,000,000 divided into 180,000,000,000,000,000 Class A ordinary shares with a par value of US$0.000005 each and 20,000,000,000,000,000 Class B ordinary shares with a par value of US$0.000005 each;

C.	no fractional Shares be issued in connection with the Share Consolidation and that, in the event a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, such shareholder’s entitlement be rounded up to the next whole Share; and

D.	each director, officer and authorised signatory of the Company from time to time be authorised and instructed to make all necessary or desirable filings with the Registrar of Companies in the Cayman Islands relating to and to take all such other steps, as may be required to give effect to the Share Consolidation.

For	Against	Abstain
137,205,154	972,864	36,463

Proposal No. 2:

It is resolved, as a special resolution, that, the Company adopt a sixth amended and restated memorandum and articles of association, in the form set out in Annex A to the notice of meeting and proxy statement delivered to shareholders and dated August 10, 2026 (the “Sixth Amended and Restated Memorandum and Articles of Association”), in substitution for, and to the exclusion of, the Company’s current amended and restated memorandum and articles of association, with immediate effect from the date of passing this resolution, in order to reflect the following amendments:

A.	the Share Consolidation and the resulting changes to the authorised share capital and par value of the Shares, if approved and effected;

B.	the amendments to the written resolution arrangements of the Company (including the removal of the prohibition on members acting by written resolution and the ability to pass ordinary resolutions of members by written resolution);

C.	the amendments relating to the retention of Class B ordinary share status on transfers to affiliates and on transfers of a majority of Class B ordinary shares; and

D.	such other consequential and administrative updates as are set out therein.

For	Against	Abstain
137,214,184	928,809	71,488

Proposal No. 3:

It is resolved, as an ordinary resolution, that the Meeting be adjourned to a later date or dates, or sine dine, if necessary, to permit further solicitation and voting of proxies if, at the time of the Meeting, there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

For	Against	Abstain
137,597,846	539,715	76,920

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2026

Ohmyhome Limited

	By:	/s/ Agus Prasetyo
	Name:	Agus Prasetyo
	Title:	Chief Executive Officer

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